Timothy Peterman Chief Executive Officer 6740 Shady Oak Road Eden Prairie, MN 55344 (952) 943-6158

February 12, 2020

VIA EDGAR

Securities and Exchange Commission

Attention: Robert Shapiro, Senior Staff Accountant

Division of Corporation Finance

100 F. St. NE

Washington, D.C. 20549

Re:	iMedia Brands, Inc. Form 10-K for the Fiscal Year Ended February 2, 2019 Filed March 29, 2019 Form 10-Q for the Fiscal Quarter Ended November 2, 2019 Filed December 10, 2019 File No. 001-37495

Dear Mr. Shapiro,

On behalf of iMedia Brands, Inc. (the “Company”), this letter responds to the comments the Company received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities Exchange Commission (the “Commission”), dated January 30, 2020. For convenience, this letter repeats the Staff’s comments in italics, and the Company’s responses are set forth immediately below those comments.

Form 10-K for the Fiscal Year Ended February 2, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Sales, page 30

1.	Please tell us and disclose in greater quantified detail the factors contributing to the 8% decrease in sales which was the primary driver of a 12% decrease in gross profit on your results of operations and financial condition. This decline follows a nearly 5% decrease in sales when calculated on a 52-week basis in 2017 and continues a multi-year trend in declining sales across a number of your product categories. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and the Staff’s Release 33-8350, Section III(B)(3) in providing a more robust discussion of material trends faced by your company in current and future periods.

Securities and Exchange Commission
February 12, 2020	Page 2

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that in future annual filings it will include additional supplemental detail and specificity, including supplemental quantitative analysis, regarding the primary drivers of sales trends and further enhance its discussion of known material trends, demands, commitments, events and uncertainties to provide additional insight into the basis for management’s assessments of whether past performance may or may not be indicative of future performance. The example below is marked to show the prospective changes to such disclosure based on the discussion which appeared in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s annual report on Form 10-K for the fiscal year ended February 2, 2019 (beginning on page 31 within the “Key Operating Metrics” section of the MD&A). Accordingly, the Company will plan to include similar enhancements to its disclosure in future periodic reports, including its Form 10-K for the year ended February 1, 2020.

Net Sales

Consolidated net sales, inclusive of shipping and handling revenue, for fiscal 2018 were $596.6 million, an 8% decrease from consolidated net sales of $648.2 million for fiscal 2017. As noted above, fiscal 2018 had 52 weeks compared to 53 weeks for fiscal 2017, and consolidated net sales for fiscal 2018 decreased 6% over consolidated net sales for fiscal 2017 on a calculated 52-week basis. During fiscal 2018 and 2017, we experienced a 7%1 and 9%1 decline in our 12-month active customer file (as discussed under “Total Customers” above), while our average spend per customer remained relatively static. This customer decline trend has been a significant driver of our sales decreases over the prior two years. We have a number of initiatives to address this trend and increase our active customer file, including the launch of a new marquee beauty brand in January 2019 and partnering with well-known personalities to develop and market exclusive lifestyle brands2. In addition, we continue to manage our product mix to balance revenue and gross margins, while attracting new customers.

The decrease in consolidated net sales was driven primarily by an $18.0 million3 decrease in our jewelry & watches category, a $14.1 million3 decrease in our fashion & accessories category, a $12.6 million3 decrease in our home & consumer electronics product category, and a $9.2 million3 decrease in shipping & handling revenue, partially offset by a $1.3 million3 increase in our beauty & wellness product category. During the second quarter of fiscal 2018, one of our key brands in the beauty & wellness category chose to leave us. Although we had identified a new marquee beauty brand that we believe will offset the lost sales from this departure, the launch of this new marquee beauty brand was delayed until January 3, 2019. This delayed launch put pressure on our remaining stable of brands, contributing to reduced productivity across all product categories during the second half of fiscal 2018. Consolidated net sales from jewelry & watches decreased as a result of a 4.7% reduction in airtime and productivity (sales per on-air minute). Net sales from fashion & accessories decreased due to a decreased active customer base, resulting in decreased productivity and an overall softness experienced in this product category. Home & consumer electronics decreased as a result of a 5.8% reduction in airtime. Beauty & wellness increased during fiscal 2018 as a result of a 4.4% increase in airtime and growth in subscription sales, largely offset from the effects of our lost brand. [Grammatical changes not marked]

1 The percentage change of the Company’s 12-month active customer file was disclosed and discussed on page 31 of the Form 10-K for the period ended February 2, 2019 under “Total Customers”.

2 The Company’s initiatives to address the declining customer trend was discussed on page 36 of the Form 10-K for the period ended February 2, 2019 under “Cash Requirements”.

3 Calculable from the revenue by product group tabular disclosure within Note 10 of the Form 10-K for the period ended February 2, 2019 on page 61.

imediabrands.com

Securities and Exchange Commission
February 12, 2020	Page 3

Form 10-Q for the Fiscal Quarter Ended November 2, 2019

Notes to Condensed Consolidated Financial Statements

Note 18. Subsequent Events

Business Acquisitions, page 22

2.	Please tell us your consideration and provide the calculations of the significance tests required under Rule S-X 1-02(w) for the acquisitions of Float Left, Interactive, Inc. (“Float Left”) and J.W. Hulme Company (“J.W. Hulme”) completed in November 2019. If these acquisitions are significant either individually or in the aggregate, if related, please file the required pro forma financial statements required under Article 11 of Regulation S-X and historical financial statements under Rule 3-05 of Regulation S-X.

Response:

The Company determined that financial statements and pro forma financial information were not required to be provided in connection with its acquisitions of Float Left Interactive, Inc. (“Float Left”) and J.W. Hulme Company (“J.W. Hulme”) completed in November 2019 based on the significance tests in accordance with Regulation S-X §210.1-02(w) (“Rule 1-02(w)”), including the methodology prescribed for determining whether individually immaterial business combinations completed during the reporting period are material when considered collectively.

Float Left and J.W. Hulme acquisitions were not related businesses requiring them to be aggregated for purposes of Regulation S-X §210.3-05(a)(3). Therefore, the Company conducted separate significance tests for each of the acquisitions.

Float Left

The inputs and results for the significance test for the Float Left acquisition were as follows:

•	Asset Test: The total assets acquired in the Float Left acquisition were $46,000, which represented approximately 0.02% of the total assets of the Company at February 2, 2019.
•	Investment Test: The aggregate purchase price paid by the Company for Float Left was $1,102,000, which represented approximately 0.48% of the Company’s consolidated total assets at February 2, 2019.
•	Income Test: Float Left’s loss from continuing operations before taxes and cumulative effect of a change in accounting principle as of its most recent completed fiscal year as of the date of its acquisition was $368,000, which represented approximately 1.67% of the Company’s loss from continuing operations before tax for the year ended February 2, 2019. Because the Company had experienced losses in each of its five most recently completed fiscal years, it did not use average income.

imediabrands.com

Securities and Exchange Commission
February 12, 2020	Page 4

J.W. Hulme

The inputs and results for the significance test for the J.W. Hulme acquisition were as follows:

•	Asset Test: The total assets acquired in the J.W. Hulme acquisition were $1,020,000, which represented approximately 0.44% of the total assets of the Company at February 2, 2019.
•	Investment Test: The aggregate purchase price paid by the Company for J.W. Hulme was $1,906,000, which represented approximately 0.83% of the Company’s consolidated total assets at February 2, 2019.
•	Income Test: J.W. Hulme’s loss from continuing operations before taxes and cumulative effect of a change in accounting principle as of its most recent completed fiscal year as of the date of its acquisition was $2,454,000, which represented approximately 11.08% of the Company’s loss from continuing operations before tax for the year ended February 2, 2019. Because the Company had experienced losses in each of its five most recently completed fiscal years, it did not use average income.

As a result, the Company concluded that disclosures pursuant to Rule 1-02(w) and Rule 3-05(b) were not required in a current report on Form 8-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Summary Results for the Third Quarter of Fiscal 2019, page 26

3.	Please tell us and disclose with greater analysis the factors resulting in the 13% year to date decrease in sales for the third quarter ended November 2, 2019. In your discussion, please identify and analyze the drivers of the decrease due to changes in product category demand, industry-specific factors, and increased focus on digital and mobile sales channels. For example, discuss the percentage change in sales for digital and mobile channels relative to overall sales increases or decreases experienced by the company. Please also discuss the impact of your new customer loyalty program implemented in the third quarter. Refer to Item 303(a)(3)(ii) and (iii) and Staff Release 33-8350 regarding factors that have impacted your financial results.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that, in future quarterly and annual filings, it intends to provide additional supplemental information related to the primary drivers of sales trends and further enhance its discussion of known material trends, product category, demands, commitments, events and uncertainties to provide additional insight into the basis for management’s assessments of whether past performance may or may not be indicative of future performance.

The Company acknowledges the Staff’s comment to discuss the percentage change in sales for digital and mobile channels. The Company believes that its television shopping program is a key driver of traffic to both its website and mobile applications whereby many of the online and mobile sales originate from customers viewing the Company’s television program and then placing their orders online or through mobile devices. Because of that, it is not readily apparent how further discussion of the sales from the Company’s digital and mobile channels would provide additional insight on sales trends and drivers.

Please note that the Company launched its customer loyalty program on October 15, 2019. The impact of the customer loyalty program was nominal during the period presented and did not have a material impact on the Company’s financial results in the third quarter.

imediabrands.com

Securities and Exchange Commission
February 12, 2020	Page 5

The example below is marked to show the prospective changes to such disclosure based on the discussion which appeared in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s quarterly report on Form 10-Q for the period ended November 2, 2019 (beginning on page 28 within the “Key Operating Metrics” section of the MD&A). Accordingly, the Company will plan to include similar enhancements to its disclosure in its future periodic reports, including the Company’s not yet filed Form 10-K for the year ended February 1, 2020:

Net Sales

Consolidated net sales, inclusive of shipping and handling revenue, for the fiscal 2019 third quarter were $115.2 million, a 12.6% decrease from consolidated net sales of $131.7 million for the comparable prior year quarter. Consolidated net sales, inclusive of shipping and handling revenue, for the first nine months of fiscal 2019 were $378.2 million, a 13.9% decrease from consolidated net sales of $439.0 million for the comparable prior year period. During the first nine months of fiscal 2019, we experienced a continued 10%4 decline in our 12-month active customer file and lost a significant brand which contributed to the decrease in our consolidated net sales. In our ongoing effort to increase our customers, we have taken or are taking the following steps: partnering with well-known personalities to develop and market exclusive lifestyle brands, such as our agreement with Shaquille O’Neal; launched a new marquee beauty brand in January 2019; and launched our ShopHQ VIP customer program in October 20195.

The decreases in quarterly and year-to-date consolidated net sales were driven by decreases in all product categories, primarily in our fashion & accessories and home & consumer electronics product categories. Consolidated net sales from fashion & accessories decreased $7.9 million6 and $20.6 million6 during the third quarter and first nine months of fiscal 2019 driven by decreases in productivity (sales per on-air minute) as a result of a decreased active customer base and a reduction in airtime of 29.2% and 18.3% during the respective periods and an overall softness in this product category. Consolidated net sales from home & consumer electronics decreased $3.8 million6 and $16.9 million6 driven by reduced productivity as a result of a decreased active customer base, a 5.0% and 12.5% reduction in airtime during the respective periods and an overall softness in this product category. Consolidated net sales from beauty & wellness decreased $2.3 million6 and $13.0 million6 driven by reduced productivity from losing key brands, partially offset from increased airtime of 8.3% and 10.1% during the respective periods. Consolidated net sales from jewelry & watches decreased $2.8 million6 and $3.3 million6 compared to the prior year periods ~~quarter~~ as a result of reduced productivity, partially offset by increased airtime of 16.9% and 15.2% during the respective periods. However, jewelry & watches continues to be our most productive category. The shifts in airtime resulted from our new merchandise strategy to increase higher contribution margin categories, such as jewelry & watches and beauty & wellness, and decrease our home and fashion & accessories categories, starting in the first quarter of fiscal 2019.7

4 Percentage change of 12 month rolling active customers disclosed and discussed on page 29 of the Form 10-Q for the period ended November 2, 2019 under “Total Customers”.

5 The Company’s initiatives to address the declining customer trend was discussed on page 34 of the Form 10-Q for the period ended November 2, 2019 under “Cash Requirements”.

6 Calculable from the revenue by product group tabular disclosure within Note 10 of the Form 10-Q for the period ended November 2, 2019, page 19.

7 The Company’s shift in airtime strategy was discussed on page 25 of the Form 10-Q for the period ended November 2, 2019 under “Products and Customers”.

8 Disclosed within Note 10 of the Form 10-Q for the period ended November 2, 2019, page 19.

imediabrands.com

Securities and Exchange Commission
February 12, 2020	Page 6

We believe that our television shopping program is a key driver of traffic to both our website and mobile applications whereby many of the online sales originate from customers viewing our television program and then placing their orders online or through mobile devices8. Our digital sales penetration, or, the percentage of net sales that are generated from our website and mobile platforms, which are primarily ordered directly online, was 51.6% and 52.5% for the third quarter and first nine months of fiscal 2019 compared to 51.9% and 52.5% in the comparable prior year periods of fiscal 2018. Overall, we continue to deliver strong digital sales penetration. Our mobile penetration increased to 57.7% and 58.3% of total digital orders in the third quarter and first nine months of fiscal 2019 versus 55.4% and 53.4% of total digital orders for the comparable prior year periods. [Grammatical changes not marked]

The Company does not deem the sample enhanced disclosures provided in response to Comments #1 or #3 to contain substantial new material information necessary for investors to understand the Company’s financial conditions or results of operations for the applicable periods. But the Company acknowledges that the proposed disclosure enhancements would consolidate information that has historically appeared elsewhere in the reports with supplemental analysis that is likely to increase a reader’s understanding of the Company’s historical performance. Accordingly, the Company anticipates including similar enhanced disclosure in its annual report on Form 10-K for the year ended February 1, 2020 and ensuing periodic reports.

* * * * *

imediabrands.com

Securities and Exchange Commission
February 12, 2020	Page 7

We understand that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Regards,

iMedia Brands, Inc.

By:	/s/ Timothy A. Peterman
Name:	Timothy A. Peterman
Title:	Chief Executive Officer and acting principal financial and accounting officer

imediabrands.com